Innovator ETFs Trust
120 North Hale Street, Suite 200
Wheaton, Illinois 60187

September 25, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Innovator S&P 500 Buffer ETF – October Innovator S&P 500 Power Buffer ETF – October Innovator S&P 500 Ultra Buffer ETF – October (the “Funds”)

Ladies and Gentlemen:

The undersigned, Innovator ETFs Trust (the “Registrant”) and Foreside Fund Services, LLC, the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendments Nos. 172, 173 and 174 relating to Innovator S&P 500 Buffer ETF – October, Innovator S&P 500 Power Buffer ETF – October and Innovator S&P 500 Ultra Buffer ETF – October (the “Funds”), respectively to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-146827), filed on September 25, 2018, so that the same may become effective at 12:00 p.m., Eastern Time on September 26, 2018 or as soon thereafter as practicable. The Trust confirms that prior to the launch of each Fund, such Fund will file a Post-Effective Amendment to the Registration Statement setting forth the final “Cap” (as such term is defined in the Registration Statement).

Very truly yours,

Innovator ETFs Trust

By:	/s/ H. Bruce Bond
H. Bruce Bond, President

Foreside Fund Services, LLC

By:	/s/ Richard Berthy
Richard Berthy, President